TAHOE ACHIEVES RECORD PRODUCTION AND CASH FLOW PER SHARE IN 2016

•	Company achieves production and cost guidance for third consecutive year

•	Record silver and gold production in 2016 with lowest ever total cash and all-in sustaining costs (“AISC”) at Escobal

•	Record gold production in Q4 2016 offset by lower metal prices and sales, impact of non-cash, non-recurring item and increased expenses

•	New three-year guidance includes gold production growth to over 500 thousand ounces in 2019 with low AISC and declining capital expenditures.

VANCOUVER, British Columbia – March 9, 2017 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) today announced financial and operating results for the fourth quarter and full-year 2016. Full-year 2016 results include strong operating performances from both the silver and gold businesses, record cash flow per share and improved balance sheet strength, with cash and cash equivalents of $163.4 million at year end. Q4 2016 earnings declined from the prior quarter largely reflecting lower revenue, the impact of a non-cash, non-recurring deferred tax charge related to an increase in tax rates in Peru and increased expenses. Key performance areas are reviewed below.

Q4 2016

Record gold production highlights strong operating results in Q4 2016 – The Company achieved record quarterly gold production of 119.9 thousand ounces in Q4 2016, with silver production totaling 4.8 million ounces. Total cash costs and AISC averaged $594 and $945, respectively, per gold ounce, and $6.48 and $9.76, respectively per ounce of silver in Q4 2016.

Q4 2016 earnings include non-cash, non-recurring tax charge – Earnings in Q4 2016 were $0.3 million or $0.00 per share, while adjusted earnings for the quarter were $18.4 million or $0.06 per share. The $0.06 per share difference between earnings and adjusted earnings was due to a $19.3 million or $0.06 per share non-cash, non-recurring deferred tax expense related to an increase in the statutory tax rate in Peru to 29.5% as of January 1, 2017.

Q4 2016 adjusted earnings and cash flows impacted by weaker realized metal prices and higher expenses –Cash flow provided by operating activities before changes in working capital in Q4 2016 totaled $74.7 million or $0.24 per share, a reduction of 40% from the previous quarter (“Q3 2016”) on a per-share basis. The $18.4 million or $0.06 per share of adjusted earnings in Q4 2016 were $47.3 million or $0.15 per share lower than the prior quarter. Of the after-tax $0.15 reduction in adjusted earnings, approximately two-thirds or $0.10 per share relates to a $45.3 million or 19% decrease in revenue resulting from lower metal prices and sales. Approximately 70% of the reduction in revenue is due to lower prices, with the largest impact being a $6.19 per ounce or 30% decrease in the average realized silver price in Q4 2016 to $14.45 per ounce. The average realized price was 16% below the average spot price of $17.19 per ounce, reflecting negative pricing adjustments on provisionally priced silver ounces and final settlements. Contributing approximately 30% of the reduction in revenue were lower gold and silver sales, reflecting timing differences between production, final settlements and the shipment of inventories. Higher depreciation, royalty, exploration and general and administrative expenses accounted for the remainder of the reduction from the prior quarter.(See Endote)

2016

Record silver production and per ounce costs – Total silver production in 2016 was a record 21.3 million ounces, which beat the Company’s guidance for the year. Total cash costs and AISC per ounce of silver produced, net of byproduct credits, were also a record and included total cash costs of $5.84 and AISC of $8.06. Both total cash costs and AISC achieved the Company’s improved guidance that was announced in August 2016.

Strong growth in gold production – Record gold production of 385.1 thousand ounces in 2016 achieved guidance and more than doubled from 2015. The strong production growth reflected the acquisition of Lake Shore Gold on April 1, 2016, the achievement of commercial production at the Shahuindo mine in Peru (at 10,000 tonnes per day) on May 1, 2016 and a full year of results at the La Arena mine in 2016, after it was acquired with Shahuindo in April 2015. Total cash costs and AISC per ounce of gold produced in 2016 of $620 and $943, respectively, were below their respective target ranges for the year.

Record cash flow per share highlights strong 2016 financial results – Cash flow provided by operating activities before changes in working capital totaled a record $385.9 million or $1.33 per share in 2016, an increase of 22% from 2015 on a per-share basis. Adjusted earnings were $180.4 million or $0.62 per share versus $98.9 million or $0.48 per share the prior year. Strong growth in cash flow and adjusted earnings in 2016 largely resulted from a 51% increase in revenue, to a record $784.5 million, and lower per ounce operating costs at Escobal. Earnings of $117.9 million or $0.41 per share were lower than adjusted earnings largely due to non-cash, non-recurring deferred tax expense related to an increase in tax rates in Peru, a non-cash, non-recurring loss on redemption of debentures and acquisition costs related to the Lake Shore Gold transaction.

Industry-leading dividend – $69.4 million was paid to shareholders in dividends in 2016.

Positive results from 2016 exploration programs in Peru and Canada – Exploration results in 2016 succeeded in identifying new near-pit, sandstone-hosted oxide zones as well as three large mineralized district targets at Shahuindo and extended mineralization at and around the Timmins West and Bell Creek mines in Canada. The exploration results highlight the potential to extend mine life and grow production in both countries. (See press release entitled, “Tahoe Resources Reports 2016 Exploration Results,” dated January 9, 2017.)

New guidance highlights strong near-term growth in low-cost gold production – New three-year guidance includes growth to over 500,000 ounces of gold production in 2019, with capital requirements and AISC to peak in 2017 before declining over the next two years. Both of the Company’s two key growth projects, expanding Shahuindo to 36,000 tonnes per day and the deepening of the Bell Creek shaft, are on track for completion in mid-2018. With their completion, annual sustaining capital expenditures are expected to decline to between $100 and $125 million, with project capital being reduced to $10 million or less (assuming no new projects) and AISC per ounce of gold improving to below $1,000.

Ron Clayton, President and CEO of Tahoe, commented: “For the third consecutive year, our team met, and in some cases exceeded, our annual production and cost guidance. Escobal achieved record silver production, total cash costs and AISC, and once again demonstrated why it is one of the world’s finest and most responsible silver producers. In our gold business, our operating cost performance was outstanding, which is very satisfying when you consider there are major capital projects ongoing at two of our mines. In Q4 2016, our Canadian operations had their best quarter since being acquired in April 2016. Financial results for the quarter were impacted by declining metal prices and non-cash, non-recurring items. I am pleased to say that we have seen an improvement in metal prices since the beginning of 2017.

“Looking ahead, we recently received the construction permit for the first crushing and agglomeration circuit at Shahuindo and, through an optimization review, have confirmed that recovery rates of at least 80% can be achieved at the mine through crushing and agglomeration to a capacity of 36,000 tonnes per day. Through the review, we have also identified opportunities to achieve slight reductions in capital and operating cost. With our plans at Shahuindo in place, we are in a position to release multi-year guidance for capital expenditures, as well as production and costs. Our new three-year guidance provides a clear road map for growing to over a half million ounces of gold production in 2019 with low capital requirements and operating costs. At that point, we will be well positioned to generate substantial amounts of free cash flow at anything close to current spot prices and to achieve our stated goal of 550,000 ounces of gold production by 2020.”

Performance Against 2016 Guidance

In 2016, the Company achieved all of its full-year production, cost and expenditure guidance. Performance exceeded target levels in such areas as silver production as well as total cash costs and AISC per ounce of gold produced.

$ millions unless otherwise indicated	2016 Guidance	2016 Performance
2016 Silver Production (moz)	18 - 21	21.3
2016 Gold Production (koz)	370 - 430	385.1
Total cash cost per silver oz produced ($/oz)(2)(3)(4)(5)(6)	$5.50 - $6.50	$5.84
AISC per silver oz produced ($/oz)(2)(3)(4)(5)	$8.00 - $9.00	$8.06
Total cash cost per gold oz produced ($/oz)	$675 - $725	$620
AISC per gold oz produced ($/oz)	$950 - $1000	$943
Sustaining capital (incl. capitalized drilling)	$115 - $135	$118
Project capital	$80 - $105	$93
Exploration expense	$15 - $20	$14.4
Corporate G&A	$45 - $50	$47.5

(1)	See “Forward-Looking Statements” and “Cautionary Note on Non-GAAP Financial Measures” at the end of this press release.
(2)	Assumes the following metals prices: $1,300/oz gold; $1,984/tonne lead; $1,984/tonne zinc.
(3)	Total cash costs and AISC are presented net of by-product credits.
(4)	Assumes payable by-product metal production: 10,154 oz gold; 8,870 tonnes lead; 11,844 tonnes zinc.
(5)	By-product credits per ounce of silver: gold $0.63; lead $0.84; zinc $1.13; total $2.60.
(6)	All per ounce costs are based on silver ounces contained in concentrates (silver) and gold ounces in doré (gold).
(7)

2016 Guidance figures presented for the Escobal, La Arena and Shahuindo mines are based on a full year of production, while figures for the Timmins Mines include nine months of production based on the April 1, 2016 date of acquisition.

(8)	Corporate G&A includes non-cash, stock-based compensation.
(9)	Numbers may not add due to rounding.

Expanded 2017 Guidance

Capital expenditures in 2017 are expected to increase from 2016, mainly reflecting peak investment levels for the expansion of Shahuindo and the Bell Creek shaft project. Higher total cash costs and AISC for gold largely result from higher production from Shahuindo, where expansion work will continue throughout 2017, with expenditures related to further development of leach pads, waste dumps and other infrastructure being included in sustaining rather than growth capital and therefore AISC. Production at Shahuindo in 2017 is expected to be weighted to the second half of the year, with the commissioning of the first crushing and agglomeration circuit expected during the third quarter. Production, total cash costs and AISC for silver are similar to the guidance initially released for 2016 in January of last year.

2017 Guidance
					All-in
	Production				Sustaining		Project		Sustaining
	(silver-moz;		Cash Costs		Costs		Capital		Capital		Exploration
	gold – koz)		($/oz)		($/oz)		($ millions)		($ millions)		($ millions)
	Low	High	Low	High	Low	High	Low	High	Low	High	Low	High
Escobal (silver)	18	21	7.00	8.00	9.50	10.50	-	-	35	38	-	2
La Arena (gold)	145	155	750	800	1,000	1,100	-	-	25	27	6	8
Shahuindo (gold)	65	85	750	800	1,600	1,700	75	90	50	55	12	15
Timmins (gold)	165	185	650	700	1,000	1,100	75	85	50	55	17	20

Silver total	18	21	7.00	8.00	9.50	10.50	-	-	35	38	-	2
Gold total	375	425	700	750	1,150	1,250	150	175	125	137	35	43

(1)	Gold production range of 375 to 425 thousand ounces includes gold ounces produced in concentrate from the Escobal mine.

Cost guidance for 2017 was calculated based on certain commodity and currency assumptions. The table below includes a calculation of the impact of an increase or decrease in these assumptions on total cash costs and AISC:

	2017 Guidance	Change (+/-)	Impact (+/-)
Commodity assumptions
Silver ($/oz)	$17.50	$1.00/oz	N/A
Gold ($/oz)	$1,250	$100/oz	$0.05/oz silver
Lead ($/lb)	$0.90	10%	$0.10/oz silver
Zinc ($/lb)	$0.90	10%	$0.10/oz silver
Diesel (US$/gal)	$2.00	10%	$0.10/oz silver
			$7/oz gold
Currency assumptions
CAD/USD	$1.25	1%	$3/oz gold
Guatemalan quetzal/USD	7.65	1%	$0.02/oz silver
Peruvian sol/USD	3.4	1%	$2/oz gold

Three-Year Guidance

As outlined below, the Company is on track to achieve over a half million ounces of annual gold production in 2019. At that time, sustaining capital expenditures are targeted at between $100 and $125 million per year, growth expenditures at $10 million or less (assuming no new projects are undertaken) and AISC per ounce of gold produced at between $900 and $1,000.

$ millions unless otherwise indicated	2017	2018	2019
Silver production (mozs)	18-21	18-21	18-21
Gold production (kozs)	375-425	425-500	500-550
Total cash costs per silver oz produced(2)(3)(8)	$7.00-$8.00	$7.50-$8.50	$7.50-$8.50
AISC per silver oz produced(2)(3)(8)	$9.50-$10.50	$10.00-$11.00	$10.00-$11.00
Total cash costs per gold oz produced	$700-$750	$650-$750	$650-$750
AISC per gold oz produced	$1,150-$1,250	$1,050-$1,150	$900-$1,000
Sustaining capital	$160-$175	$140-$160	$100-$125
Project capital	$150-$175	$50-$70	$0-$10
Exploration expenses	$35-$45	$30-$40	$30-$40
Corporate G&A expenses	$45-$55	$45-$55	$45-$55

(1)

See “Cautionary Statement on Forward-Looking Information” in the Company’s MD&A dated March 9, 2017 and “Non-GAAP Financial Measures” in the press release dated January 5, 2017 available at www.sedar.com.

(2)	Assumes the following metals prices: $1,250/oz gold; $0.90/lb lead; $0.90/lb zinc.
(3)

Assumes payable by-product metal production for 2018 of 9,610 ozs gold; 14,011 thousand lbs lead; 19,900 thousand lbs zinc and for 2019 of 11,810 ozs gold; 17,280 thousand lbs lead; 23,900 thousand lbs zinc.

(4)	All per ounce costs are based on silver ounces contained in concentrates (silver) and gold ounces in doré (gold) and are net of byproduct credits.
(5)	Guidance does not include inflation adjustments.
(6)	The following foreign exchange rates were used: CAD/USD - $1.25; Peruvian Nuevo Sol – 3.40; Guatemalan Quetzal – 7.65.
(7)	Gold production includes gold produced at Escobal.
(8)	Silver cost guidance assumes a 1% statutory royalty and a 4.5% voluntary and private royalty on all silver sales above $16.00/oz.

Mineral Reserves and Mineral Resources

Updated mineral reserves and resources effective January 1, 2017 were issued today for all of the Company’s operating units in Guatemala, Peru and Canada. A summary of mineral reserves and mineral resources is provided later in this press release.

At Escobal, Proven and Probable silver reserves at January 1, 2017 total 268 million ounces at an average grade of 351 grams per tonne (“gpt”) as compared to 310 million ounces at an average grade of 332 gpt at January 1, 2016. The change reflects 2016 production of 21.2 million ounces and the removal of 21.7 million ounces from the Mineral Reserves as a result of a lowering the silver price used in calculating reserves to $20.00 per ounce from $22.50 in the previous estimate.

Proven and Probable Mineral Reserves for the La Arena oxide mine now stand at 54.1 million tonnes at an average gold grade of 0.41 gpt containing 715 thousand ounces of gold as compared to January 1, 2016 reserves of 80.3 million tonnes at an average gold grade of 0.36 g/t containing 919 thousand ounces of gold. The change in gold reserves represents 2016 mining depletion of 244 thousand ounces of gold plus an addition of 40 thousand ounces of gold that resulted from upgrading inferred resources.

Proven and Probable Mineral Reserves for the Shahuindo oxide mine total 110.3 million tonnes at an average gold grade of 0.52 gpt containing 1.9 million ounces of gold as compared to the January 1, 2016 reserves of 111.9 million tonnes at an average gold grade of 0.53 gpt containing 1.9 million ounces of gold. The change in gold reserves represents 2016 mining depletion of 88 thousand ounces of gold plus the addition of 41 thousand ounces of gold that were previously categorized as inferred resources.

At the Timmins West Mine, Indicated Mineral Resources increased from 903 thousand ounces of gold at January 1, 2016 to 1.0 million ounces at January 1, 2017, primarily due to the conversion of inferred resources at the 144 Gap deposit to indicated resources. Probable Mineral Reserves at Timmins West declined from 392 thousand ounces of gold at an average grade of 4.2 gpt at January 1, 2016 to 233 thousand ounces of gold at an average grade of 3.7 gpt at January 1, 2017 due to mining depletion of 120 thousand ounces of gold and the loss of 38 thousand ounces of gold that resulted from resource model reinterpretation. The Company expects a significant growth in reserves with the expected the release of the initial mineral reserve for the 144 Gap scheduled for the third quarter of 2017.

Proven and Probable Mineral Reserves for the Bell Creek mine at January 1, 2017 total 245 thousand ounces of gold at an average grade of 4.4 gpt as compared to 309 thousand ounces of gold at and average grade of 4.5 gpt at January 1, 2016. The change in gold reserves is attributable to 2016 production of 44 thousand ounces of gold and the loss of 21 thousand ounces of gold due to resource model reinterpretation.

In addition, the Company’s 2016 exploration program identified new zones and/or extensions to mineralization at Shahuindo, the Timmins West mine and Bell Creek mine. Drilling programs are planned for 2017 in support of establishing mineral resources at these new areas of mineralization.

La Arena Phase II Sulfide Project moves to Preliminary Economic Assessment (“PEA”)

Based on positive results from an internal scoping study, the Company has commissioned M3 Engineering & Technology to complete a NI 43-101 PEA on the La Arena Phase II Sulfide Project, a large-tonnage copper-gold porphyry deposit at the La Arena mine in Peru. The PEA is targeted for completion in Q3 2017. The Company plans to host and webcast an investor day for analysts and fund managers on September 14, 2017 to coincide with the completion of the PEA.

Tahoe to Appeal Court Ruling

On January 26, 2017, the Court of Appeal for British Columbia ruled that a legal action filed by claimants from Guatemala against the Company in June 2014 can be heard in the British Columbia court system. The ruling overturned an earlier decision by the Supreme Court of British Columbia declining jurisdiction on the grounds that Guatemala was the more appropriate forum to adjudicate the claims. While the ultimate result of the action is not expected to have a material financial impact on the Company, it believes that it could have negative industry-wide implications. As such, Tahoe intends to seek leave to appeal the decision to the Supreme Court of Canada.

Conference Call

Tahoe’s senior management will host a conference call and webcast to discuss the fourth quarter and full-year 2016 results on Friday, March 10, 2017 10:00 a.m. ET (7:00 a.m. PT). To join the call please dial 1-800-319-4610 (toll free from Canada and the U.S.) or +1-604-638- 5340 (from outside Canada and the U.S.). The webcast will be available on the Company’s website at www.tahoeresources.com, as will a recording of the call later in the day.

Complete financial results as well as the Company’s management discussion and analysis and other filings will be filed on SEDAR (www.sedar.com) and on the Company’s website.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Qualified Person Statement

Technical information in this press release has been approved by Charlie Muerhoff, Vice President Technical Services, Tahoe Resources Inc., a Qualified Person as defined by NI 43- 101.

Additional Operating and Financial Information

A detailed review of operating and financial results for each of the Company’s mines for the fourth quarter and full-year 2016 is provided in the management’s discussion & analysis starting on page 23.

For further information, please contact:

Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298

Endnote: The after-tax impact of revenue and expenses is estimated by applying the Q4 2016 effective tax rate of 36%.

SELECTED CONSOLIDATED FINANCIAL RESULTS	2016	(1)(2)	2015 (1)	2014	(1)
Metal Sold
Silver (000’s ozs)	19,065		20,210	18,160
Gold (000’s ozs)(8)	358.2		183.7	8.4
Lead (000’s t)	9.0		9.8	9.1
Zinc (000’s t)	12.3		13.3	10.7
Realized Price
Silver in concentrate (per oz)	$17.57		$15.15	$18.13
Gold in doré (per oz)	$1,245		$1,126	$-
Lead (per t)	$1,886		$1,854	$2,053
Zinc (per t)	$2,268		$1,800	$2,220
LBMA/LME Price(3)
Silver (per oz)	$17.14		$15.68	$19.08
Gold (per oz)	$1,250		$1,160	$1,266
Lead (per t)	$1,872		$1,784	$2,096
Zinc (per t)	$2,095		$1,928	$2,164
Revenues	$784,503		$519,721	$350,265
Earnings (loss) from operations	$242,268		$(79,552)	$123,272
Earnings (loss) attributable to common shareholders(9)	$117,876		$(71,911)	$90,790
Earnings (loss) per common share
Basic	$0.41		$(0.35)	$0.62
Diluted	$0.41		$(0.35)	$0.61
Adjusted earnings(4)	$180,385		$98,910	$91,696
Adjusted earnings per common share(4)
Basic	$0.62		$0.48	$0.62
Diluted	$0.62		$0.48	$0.62
Dividends paid	$69,402		$49,717	$2,953
Cash flow provided by operating activities before changes in working capital	$385,926		$226,332	$173,230
Cash flow provided by operating activities	$249,454		$166,744	$119,322
Cash and cash equivalents	$163,368		$108,667	$80,356
Total assets	$3,071,253		$2,002,461	$975,628
Total long-term liabilities	$348,663		$187,550	$5,693
Costs per silver ounce produced
Total cash costs net of by-product credits(4)(5)	$5.84		$6.16	$6.37
All-in sustaining costs per silver ounce net of by- product credits(4)(7)	$8.06		$9.11	$9.15
Costs per gold ounce produced
Total cash costs net of by-product credits(4)	$620		$551	$-
All-in sustaining costs per gold ounce net of by- product credits(4)(6)	$943		$733	$-

(1)

Comparative 2015 numbers exclude operational and financial information from the Timmins mines. Comparative numbers for 2014 exclude operational and financial information from the Timmins mines, La Arena and Shahuindo.

(2)

2016 numbers include operational/financial information from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold and operational/financial information from Shahuindo beginning May 1, 2016, the commencement of commercial production.

(3)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(4)	Refer to the “Non-GAAP Financial Measures” section of the Company’s MD&A dated March 9, 2017.
(5)

Total cash costs net of by-product credits per silver ounce produced for 2015 include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a per ounce impact of $0.36 for 2015. This impact was offset during Q4 2015 due to a $16.2 million reversal of the increased 10% royalty regime resulting in a positive impact of $0.80 per ounce for 2015.

(6)	AISC per gold ounce produced for 2016 exclude $11.1 million in non-recurring transaction costs related to the acquisition of Lake Shore Gold.
(7)	AISC per silver ounce produced for 2015 exclude $7.2 million in non-recurring transaction costs related to the acquisition of Rio Alto.
(8)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. Included in the 358.2 thousand gold ounces sold for 2016 are 44.3 thousand gold ounces sold at Shahuindo which include four months of pre-commercial production ounces sold (7.6 thousand ounces of gold in doré sold in the period January through April 2016).

(9)

Earnings of $112.8 million for 2016 were impacted by the result of a change in enacted tax rates in Peru for $19.3 million, a non-cash loss on the redemption of debentures of $32.3 million and non-recurring transaction costs of $11.1 million related to the acquisition of Lake Shore Gold. Refer to the Company’s adjusted earnings described and calculated in the “Non-GAAP Financial Measures” section of the Company’s MD&A.

(10)	Numbers may not calculate due to rounding.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS

	Q4	Q3	Q2		Q1		Q4
	2016	2016	2016	(8)	2016	(1)	2015 (1)
Metal Sold
Silver (000’s ozs)	4,496	4,800	5,212		4,563		6,244
Gold (000’s ozs)	100.7	108.8	98.1		50.6		59.8
Lead (000’s t)	2.3	1.9	2.4		2.4		3.4
Zinc (000’s t)	2.8	2.7	3.5		3.3		4.5
Realized Price
Silver in concentrate (per oz)	$14.45	$20.64	$18.95		$15.92		$14.10
Gold in doré (per oz)	$1,197	$1,321	$1,255		$1,166		$1,089
Lead (per t)	$2,036	$2,204	$1,779		$1,590		$1,804
Zinc (per t)	$2,872	$2,513	$2,237		$1,875		$1,549
LBMA/LME Price(3)
Silver (per oz)	$17.19	$19.61	$16.78		$14.85		$14.77
Gold (per oz)	$1,220	$1,335	$1,259		$1,181		$1,105
Lead (per t)	$2,149	$1,873	$1,719		$1,744		$1,681
Zinc (per t)	$2,517	$2,255	$1,918		$1,679		$1,612
Revenues(8)	$189,398	$234,721	$228,251		$132,133		$154,891
Earnings (loss) from operations	$31,466	$99,425	$65,022		$46,355		$(146,973)
Earnings (loss)(9)	$315	$63,011	$16,742		$37,808		$(107,717)
Earnings (loss) per common share
Basic	$0.00	$0.20	$0.05		$0.17		$(0.47)
Diluted	$0.00	$0.20	$0.05		$0.17		$(0.47)
Adjusted earnings(4)	$18,415	$65,657	$57,873		$35,489		$51,005
Adjusted earnings per Common Share(4)
Basic	$0.06	$0.21	$0.19		$0.16		$0.22
Diluted	$0.06	$0.21	$0.19		$0.16		$0.22
Dividends paid	$18,672	$18,654	$18,419		$13,657		$13,640
Cash flow provided by operating activities before changes in working capital	$74,669	$125,987	$115,951		$69,319		$96,786
Cash flow provided by operating activities	$107,021	$78,679	$37,678		$25,293		$54,161
Cash and cash equivalents	$163,368	$142,426	$151,707		$90,790		$108,667
Total assets	$3,071,253	$3,033,218	$2,981,740		$2,005,860		$2,002,461
Total non-current liabilities	$348,663	$276,180	$269,984		$194,679		$187,550
Costs per silver/gold ounce produced
Total cash costs net of by-product	6.48/	6.50/	6.07/		4.51/		2.23/
credits(4)(5)	$594	$625	$647		$638		$541
All-in sustaining costs per ounce net of by-	9.76/	8.68/	8.16/		5.97/		4.85/
product credits(4)(6)(7)	$945	$974	$973		$825		$774

(1)	Comparative Q1 2016 and prior quarter numbers exclude operational and financial information from the Timmins mines.
(2)	Comparative Q1 2015 and prior quarter numbers exclude operational and financial information from the La Arena and Shahuindo mines.
(3)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(4)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of the MD&A dated March 9, 2017.
(5)

Total cash costs net of by-product credits per silver ounce produced for Q2 2015 include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a negative per ounce impact of $1.60 per ounce. This impact was offset during Q4 2015 as a result of a $16.2 million reversal of the increased 10% royalty regime resulting in a positive impact of $2.94 per ounce.

(6)

AISC per gold ounce produced for Q1 2016, Q2 2016 and Q3 2016 exclude the impact of $0.7 million, $10.3 million and $0.1 million, respectively, in transaction costs related to the acquisition of Lake Shore Gold.

(7)

AISC per gold ounce produced for Q2 2015, Q3 2015 and Q4 2015 exclude the impact of $5.7 million, $0.2 million, and $1.3 million, respectively, in transaction costs related to the acquisition of Rio Alto.

(8)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. Included in the 98.1 thousand gold ounces sold during Q2 2016, are 22.1 thousand gold ounces at Shahuindo which include one month of pre-commercial production ounces produced and sold (5.3 thousand ounces of gold in doré sold in the month of April 2016).

(9)

Earnings of $0.3 million for Q4 2016 are primarily the result of a change in enacted tax rates in Peru, resulting in an impact of approximately $19.3 million in deferred income tax expense. Refer to the Company’s adjusted earnings described and calculated in the “Non-GAAP Financial Measures” section of the MD&A dated March 9, 2016.

(10)	Numbers may not calculate due to rounding.

SELECTED SEGMENT OPERATIONAL RESULTS – 2016

	2016/ 2015
				Timmins
	Escobal	La Arena	Shahuindo(5)	mines	Total
Revenues	$355,812	$244,397	$47,174	$137,120	$784,503
	$323,916	$195,805	$-	$-	$519,721
Silver produced (000’s ozs)	21,189	24	54	-	21,267
	20,402	20	-	-	20,422
Gold produced (000’s ozs)	10.7	204.4	48.5	121.6	385.1
	11.7	174.1	-	-	185.8
Silver sold (000’s ozs)	18,996	22	47	-	19,065
	20,190	20	-	-	20,210
Gold sold (000’s ozs)	7.7	198.6	44.3	107.6	358.2
	9.8	173.9	-	-	183.7
Average realized price(1) (per oz)
Silver	$17.57	$-	$-	$-	$17.57
	$15.15	$-	$-	$-	$15.15
Gold	$-	$1,227	$1,258	$1,272	$1,245
	$-	$1,126	$-	$-	$1,126
Costs per ounce produced(2)(3)
Total cash costs	$5.84	$596	$775	$615	$5.84/620
	$6.16	$551	$-	$-	$6.16/551
All-in sustaining costs	$8.06	$837	$1,162	$1,057	$8.06/943
	$9.11	$733	$-	$-	$9.11/733

(1)

Comparative London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices per ounce of silver and gold were $17.14 and $1,250 for 2016 and $15.68 and $1,160 for 2015, respectively. The realized price is for silver sold in concentrate and the realized price is for gold sold in doré.

(2)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of the MD&A dated March 9, 2017.
(3)

Total cash cost per silver ounce produced at the Escobal mine and total cash cost per gold ounce produced at the La Arena, Shahuindo and Timmins mines, net of by-product credits. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of the MD&A dated March 9, 2017.

(4)

Comparative 2015 numbers exclude operational and financial information from the Timmins mines and Shahuindo and include operational and financial information from La Arena beginning April 1, 2015, the date of acquisition of Rio Alto.

(5)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo were considered pre-operating revenues and 44.3 thousand gold ounces sold at Shahuindo for 2016 as presented include four months of pre-commercial production ounces produced and sold (13.4 thousand gold ounces in doré produced and 7.6 thousand ounces of gold in doré sold for the period of January through April 2016).

(6)	Numbers may not calculate due to rounding.

SELECTED SEGMENT OPERATIONAL RESULTS – Q4 2016

		Q4 2016/Q4 2015
				Timmins
	Escobal	La Arena	Shahuindo(5)	mines(4)	Total
Revenues	$70,527	$62,555	$16,084	$40,232	$189,398
	$93,450	$61,441	$-	$-	$154,891
Silver produced (000’s ozs)	4,802	5	20	-	4,827
	5,515	7	-	-	5,522
Gold produced (000’s ozs)	2.4	58.4	13.8	45.3	119.9
	3.4	56.4	-	-	59.8
Silver sold (000’s ozs)	4,468	7	21	-	4,496
	6,236	8	-	-	6,244
Gold sold (ozs)	1.8	53.0	12.9	33.0	100.7
	3.4	56.4	-	-	59.8
Average realized price(1) (per oz)
	$14.45	$-	$-	$-	$14.45
Silver	$14.10	$-	$-	$-	$14.10
Gold	$-	$1,180	$1,224	$1,216	$1,197
	$-	$1,089	$-	$-	$1,089
Costs per ounce produced(2)(3)(6)
	$6.48	$516	$989	$575	$6.48/594
Total cash costs	$2.23	$541	$-	$-	$2.23/541
	$9.76	$786	$1,513	$976	$9.76/945
All-in sustaining costs	$4.85	$774	$-	$-	$4.85/774

(1)

Comparative London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices per ounce of silver and gold were $17.19 and $1,220, respectively for Q4 2016 and $14.77 and $1,105, respectively for Q4 2015. The realized price is for silver sold in concentrate and the realized price is for gold sold in doré.

(2)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of the MD&A dated March 9, 2017.
(3)

Total cash cost per silver ounce produced at the Escobal mine and total cash cost per gold ounce produced at the La Arena, Shahuindo and Timmins mines, net of by-product credits. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of the MD&A dated March 9, 2017.

(4)	Comparative Q4 2015 numbers exclude operational and financial information from the Timmins mines.
(5)

Comparative Q4 2015 numbers exclude operational and financial information from Shahuindo as commercial production was declared on May 1, 2016. Pre-commercial production revenues at Shahuindo were considered pre-operating revenues and were credited against construction capital through April 30, 2016.

(6)	All-in sustaining costs per ounce of silver net of by-product credits for Q4 2015 (Escobal) exclude the impact of $1.3 million in transaction costs related to the acquisition of Rio Alto.
(7)	Numbers may not calculate due to rounding.

MINERAL RESERVES AND MINERAL RESOURCES UPDATE (AS AT JANUARY 1, 2017)

Escobal Mineral Resources & Mineral Reserves at January 1, 2017

Measured & Indicated Mineral Resources

Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (koz)	Gold (koz)	Lead (ktonnes)	Zinc (ktonnes)
35.4	323	0.32	0.70	1.16	367,881	369	248	409

Inferred Mineral Resources

Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (koz)	Gold (koz)	Lead (ktonnes)	Zinc (ktonnes)
1.4	207	1.10	0.24	0.45	9,473	50	3	6

Proven & Probable Mineral Reserves

Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (koz)	Gold (koz)	Lead (ktonnes)	Zinc (ktonnes)
23.7	351	0.35	0.77	1.27	267,517	270	183	300

Footnotes

1.

The basis of the Mineral Resource and Mineral Reserve estimates is from the NI 43-101 Technical Report Escobal Mine Guatemala NI 43-101 Feasibility Study, dated November 5, 2014. Mineral Resources and Mineral Reserves at January 1, 2017 calculated by subtracting mine depletion volumes through December 21, 2016 from the Mineral Resources stated in the aforementioned technical report.

2.	Mineral Resources are reported using a silver-equivalent cut-off grade of 130 g/t using metal prices of $22/oz silver, $1,325/oz gold, $1.00/lb lead and $0.95/lb zinc.
3.

Mineral Reserves are reported using a cut-off grade calculated from the net smelter return value minus production costs using metal prices of $20/oz silver, $1,300/oz gold, $1.00/lb lead and $1.25/lb zinc.

4.	Mineral Reserves are inclusive of Mineral Resources.

La Arena Resources & Reserves at January 1, 2017

Measured & Indicated Mineral Resources

Material Type	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Oxide	63.8	0.39	-	805	-
Sulfide	274.0	0.24	0.33	2,124	2,014
Total M&I	337.8	0.27	0.33	2,929	2,014

Inferred Mineral Resources

Material Type	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Oxide	0.4	0.30	-	4	-
Sulfide	5.4	0.10	0.19	18	22
Total Inferred	5.8	0.11	0.19	22	22

Proven & Probable Mineral Reserves

Material Type	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Oxide	54.1	0.41	-	715	-
Sulfide	63.1	0.31	0.43	633	580
Total M&I	117.2	0.36	0.43	1,348	580

Footnotes:

1.

The basis of the Mineral Resource and Mineral Reserve estimates is from La Arena Project, Peru Technical Report (NI 43- 101), dated February 27, 2015. Mineral Resources and Mineral Reserves at January 1, 2017 calculated by applying the mine topographic surface at January 1, 2017 to an updated Mineral Resource estimate completed at July 1, 2016. Sulfide Mineral Resources remain unchanged from the aforementioned technical report as there has been no depletion of the sulfide Mineral Resources.

2.	Oxide Mineral Resources are reported using a gold cut-off grade of 0.10 g/t within a $1,400/oz gold pit shell.
3.	Oxide Mineral Reserves are reported using gold cut-off grades of 0.15 g/t for planned 2017 production and 0.10 g/t for production post-2017 within a pit designed from a $1,200/oz gold pit shell.
4.

Sulfide Mineral Resources are reported using a copper cut-off grade of 0.12% within a $3.50/lb copper and $1,400/oz gold pit shell. Sulfide Mineral Reserves are reported using a copper cut-off grade of 0.18% within a pit designed from a $3.00/lb copper and $1,200/oz gold pit shell.

5.	Mineral Reserves are inclusive of Mineral Resources.

Shahuindo Resources & Reserves at January 1, 2017

Measured & Indicated Mineral Resources

Material Type	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	138.1	0.50	6.8	2,223	30,284
Sulfide	-	-	-	-	-
Total M&I	138.1	0.50	6.8	2,223	30,284

Inferred Mineral Resources

Material Type	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	3.5	0.46	8.3	53	938
Sulfide	87.7	0.71	21.1	2,002	59,441
Total Inferred	91.2	0.70	20.6	2,055	60,379

Proven & Probable Mineral Reserves

Material Type	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	110.3	0.52	6.8	1,859	24,238
Sulfide	-	-	-	-	-
Total M&I	110.3	0.52	6.8	1,859	24,238

Footnotes:

1.

The basis of the Mineral Resource and Mineral Reserve estimates is from Technical Report on the Shahuindo Mine, Cajabamba, Peru, dated January 25, 2016. Mineral Resources and Mineral Reserves at January 1, 2017 calculated by applying the mine topographic surface at January 1, 2017 to an updated Mineral Resource estimate completed at July 1, 2016. Sulfide Mineral Resources remain unchanged from the aforementioned technical report as there has been no depletion of the sulfide Mineral Resources.

2.	Oxide Mineral Resources are reported using a gold cut-off grade of 0.15 g/t within a $1,400/oz gold pit shell.
3.

Oxide Mineral Reserves are reported using gold cut-off grades of 0.25 g/t for planned 2017 and 2018 production and 0.18 g/t for production post-2018 within a pit designed from a $1,200/oz gold pit shell.

4.	Sulfide Mineral Resources are reported using a gold cut-off grade of 0.5 g/t. Shahuindo currently has no sulfide Mineral Reserves.
5.	Mineral Reserves are inclusive of Mineral Resources.

Timmins West Resources & Reserves at January 1, 2017

Indicated Mineral Resources

Deposit	Tonnes (M)	Gold (g/t)	Gold (koz)
Timmins	1.3	4.82	200
Thunder Creek	1.3	3.76	163
144 Gap	5.3	3.89	661
Total Indicated	7.9	4.02	1,023

Inferred Mineral Resources

Deposit	Tonnes (M)	Gold (g/t)	Gold (koz)
Timmins	0.5	4.71	83
Thunder Creek	0.1	4.03	17
144 Gap	0.7	3.72	80
Total Inferred	1.3	4.15	179

Probable Mineral Reserves

Deposit	Tonnes (M)	Gold (g/t)	Gold (koz)
Timmins	1.2	3.89	145
Thunder Creek	0.8	3.42	88
144 Gap	-	-	-
Total Probable Reserves	2.0	3.69	233

Footnotes:

1.

The basis of the Mineral Resource and Mineral Reserve estimates is from 43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada, dated February 29, 2016. Mineral Resources and Mineral Reserves at January 1, 2017 calculated by subtracting June through October 2016 mine depletion volumes and November through December 2016 forecasted production from an updated Mineral Resource estimate effective June 1, 2016.

2.	Mineral Resources are reported using a gold cut-off grade of 1.5 g/t.
3.	Mineral Reserves are reported using a gold cut-off grade of 2.0 g/t and a gold price of $1,250/oz.
4.	Mineral Reserves are inclusive of Mineral Resources.

Bell Creek Resources & Reserves at January 1, 2017

Measured & Indicated Mineral Resources

Tonnes (M)	Gold (g/t)	Gold (koz)
4.4	4.41	619

Inferred Mineral Resources

Tonnes (M)	Gold (g/t)	Gold (koz)
4.2	4.38	587

Proven & Probable Mineral Reserves

Tonnes (M)	Gold (g/t)	Gold (koz)
1.8	4.35	245

Footnotes:

1.

The basis of the Mineral Resource and Mineral Reserve estimates is from NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Ontario, Canada, dated March 27, 2015. Mineral Resources and Mineral Reserves at January 1, 2017 calculated by subtracting June through October 2016 mine depletion volumes and November through December 2016 forecasted production from an updated Mineral Resource estimate effective June 1, 2016.

2.	Mineral Resources are reported using a gold cut-off grade of 2.2 g/t.
3.	Mineral Reserves are reported using a gold cut-off grade of 2.2 g/t and a gold price of $1,250/oz.
4.	Mineral Reserves are inclusive of Mineral Resources.

CAUTIONARY NOTE ON NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, total production costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings and adjusted earnings per share. These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine produces primarily silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “byproduct”. The Company’s La Arena, Shahuindo and Timmins mines produce primarily gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered byproduct. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of byproduct credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Consolidated adjusted earnings (loss) and consolidated adjusted earnings (loss) per share

The Company has adopted the reporting of consolidated adjusted earnings (loss) (“adjusted earnings (loss)”) and consolidated adjusted earnings (loss) per share (“adjusted earnings (loss) per share”) as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings (loss) or consolidated earnings (loss) per share and should be read in conjunction with such GAAP measures. Adjusted earnings (loss) and adjusted earnings (loss) per share are calculated as earnings (loss) excluding i) non-cash impairment losses and reversals on mineral interest and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives, v) non-recurring provisions, vi) gains or losses on sale of assets and vii) any other non-recurring adjustments and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance. The Company calculates adjusted earnings (loss) and adjusted earnings (loss) per share on a consolidated basis.

Total cash costs and total production costs

The Company reports total cash costs and total production costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (the “Institute”) for the reporting of cash costs (silver) and the generally accepted standard of reporting cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the production costs associated with an ounce of silver or gold, the Company deducts byproduct credits from sales which are incidental to producing silver and gold.

All-in sustaining costs

The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver and gold from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

For additional information regarding these non-GAAP measures (including reconciliations to IFRS measures and by-product credit calculations, as applicable), see Tahoe’s management’s discussion and analysis for the three and twelve months ended December 31, 2016 available at www.tahoeresources.com and on SEDAR at www.sedar.com. For information on how Lake Shore Gold has historically disclosed these non-GAAP measures (including reconciliations to IFRS measures, as applicable), see Lake Shore Gold’s management’s discussion and analysis for the year ended December 31, 2015, also available on SEDAR.

FORWARD-LOOKING STATEMENTS
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intend", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions or statements identify forward-looking statements. Forward-looking statements include, but are not limited to, statements related to the following: the 2017, 2018 and 2019 operations outlook and production guidance, including estimates related to gold and silver Mineral Reserves and Mineral Resources (including growing Mineral Reserves and/or Mineral Resources in Canada by two to four million ounces by 2020), production (including growing gold production to over half a million ounces in 2019 and to over 550,000 in 2020 through expansion of the Shahuindo mine to a capacity of 36,000 tpd by mid-2018 and through completion of the BC Shaft Project by mid-2018), total cash cost per ounce, all-in sustaining cost per ounce, capital expenditures, corporate general and administration expenses and exploration expenses; the expected working capital requirements, the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs; the expected depreciation and depletion rates; exploration and review of prospective mineral acquisitions; changes in Guatemalan, Peruvian and Canadian mining laws and regulations; changes to the tax dividend rates in Guatemala, Peru and Canada; the timing and results of court proceedings; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the anticipated timing of completion of the PEA for the La Arena Sulfides and Fenn-Gib projects; the timing of completion of the BC Shaft Project; the cost and timing of sustaining capital projects; the expectation of meeting production targets; the timing of the receipt of permits at Shahuindo; the availability and sufficiency of power and water for operations; the timing and cost of the design, procurement, and construction of the crushing and agglomeration circuit at Shahuindo, including the expected timeline for achieving 80% recovery for agglomerated ore; the timing for completion of the MSE pond and South dump at Shahuindo; the expectation that changes to the crushing and agglomeration circuit will result in slightly lower capital and operating costs at Shahuindo; and the expected commissioning of the dirty water pump station at Escobal in Q2 2017.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins mines; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the timely receipt of permits and other approvals; the successful outcomes of consultations with First Nations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in the jurisdictions in which the Company operates; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of Mineral Resources and Mineral Reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; drought and other environmental conditions outside the Company’s control; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with cyber security; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s AIF under the heading “Description of Our Business – Risk Factors”, available on SEDAR at www.sedar.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws. For a more detailed discussion of risks and uncertainties affecting the Company, see the most recent AIF and other regulatory filings with the Canadian Securities Administrators, which are available on SEDAR under the Company’s issuer profile at www.sedar.com.